UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

 (Check One): [ X ] Form 10-K   [   ] Form 20-F [   ] Form 11-K [  ] Form 10-Q   [   ] Form N-SAR

SEC FILE NUMBER: 0-49632
IRS EMPLOYER NUMBER: 98-0361151

For Period Ended: December 31, 2009

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I -- REGISTRANT INFORMATION

Solanex Management Inc.

Full Name of Registrant

Former Name if Applicable

1500 East Tropicana Avenue, Suite 100

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89119

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State  below  in  reasonable  detail  the reasons why the Form 10-K, 11-K, 10-Q,N-SAR,  or  the  transition report or portion thereof, could not be filed within the  prescribed  time  period.  (Attach  Extra  Sheets  if  Needed)

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its financial statements without unreasonable effort or expense.

PART IV-- OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Dave Eckert

     (702) 932-1576__

(Name)

(Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes [  ] No ________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [  ]Yes X No

If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Solanex Management Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2010

By:  /s/ Dave Eckert________

President:   Dave Eckert